LAW OFFICE OF GARY A. AGRON
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 770-7254
Facsimile: (303) 770-7257
E-Mail: gaa@attglobal.net

February 22, 2005

William Bennett
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, DC 20549

Re:
Nationwide Financial Solutions, Inc.
Registration Statement on Form SB-2
File No. 333-120428

Dear Mr. Bennett:

        On behalf of the above captioned registrant ("Company") we are enclosing herewith Amendment No. 1 to the Company's Registration Statement on Form SB-2 revised in response to the Staff's comments as contained in its comment letter to us on December 17, 2004. We will respond to the Staff's comments using the same paragraph numbers as contained in the Staff's letter to us.

        1.     We have revised the prospectus in the first paragraph on the cover page together with the third paragraph under "Selling Stockholders" to indicate that the shares offered by selling stockholders who are officers, directors, affiliates or control stockholders will be offered at $2.00 per share for the duration of the offering.

        2.     We have added a new section entitled "Determination of Offering Price" which provides the disclosure required by Item 505 of Regulation S-B.

        3.     We have highlighted the risk factor cross reference on the cover page by changing the type to "bold" type.

        4.     We have provided the dealer prospectus delivery obligations on the outside back cover page of the prospectus.

        5.     We have provided the Company's Web site address in the first paragraph under "History" in the Summary section.

        6.     We have discussed the fire and indicated we did not have insurance coverage.

        7.     We have revised former risk factor number six (now risk factor number 5) regarding key personnel to provide specific disclosure concerning how the Company's business, operating results and financial condition would be affected.

        8.     We have revised the subheading to former risk factor number 11 to clearly state the specific risk and have further revised to indicate that no shares of preferred stock are outstanding. We have eliminated risk factor number seven pursuant to the Staff's comment number 13.

        9.     We have revised former risk factor number 10 to clarify that our stock will be classified as penny stock.

        10.   We have added a new risk factor under "Risks Relating to the Offering" disclosing additional risks associated with the fact that our officers and directors own 55.1% of our outstanding common stock and will continue to do so following the offering.

        11.   We have revised the first risk factor to discuss our prior losses. We no longer have a negative net worth or negative working capital and, accordingly, references to both have been removed.

        12.   We have eliminated the former fourth risk factor dealing with competition.

        13.   We have eliminated the former seventh risk factor dealing with governmental regulation.

        14.   We have eliminated our discussion of dilution.

        15.   We have deleted any reference to the Private Securities Litigation Reform Act.

        16.   We have deleted the word "will" from the list of forward-looking statements.

        17.   We respectfully submit that your comment would appear to suggest that we are a development stage company with no meaningful operating history from which an investor may gain historical perspective. To the contrary, our overall business plan has been deployed since October 24, 2001, and, absent the materially adverse and disruptive impacts from the September 23, 2003 fire, we believe that the favorable operating results and trends experienced by us through our fiscal year ended June 30, 2003 would likely have continued through the current date. Accordingly, we respectfully submit that our current "plan of operation" substantially consists of regaining the upward revenue momentum loss as a result of the fire-related business disruptions we experienced, as prominently disclosed throughout our Management's Discussion and Analysis. Similarly, with respect to your reference to "milestones," we would again respectfully submit that our over-riding "milestone" is again merely to regain the aforementioned loss in revenue momentum, the achievement and timing of which there can be no assurance as prominently indicated in our going concern uncertainty disclosures.

        However, on the presumption that your concerns are in fact rooted in the current uncertainty regarding our ability to continue as a going concern, we direct you to our added disclosures entitled "Management's Discussion and Analysis—Our Current Efforts at Restoring Our Revenues and Financial Condition" which include, among many other pertinent going concern related disclosures, quantified disclosure as to our currently forecasted cash needs for the twelve months ending December 31, 2005. We respectfully submit that itemizing our current operating budget, as per your request, among individual expense categories would not provide additional meaningful disclosure over and beyond that provided by our disclosed historical operating expenses given that we are not a development stage company and would be akin to requesting us to provide a forecasted statement of operations to which we respectfully decline.

        18.   We direct you to our expanded disclosures under "Management's Discussion and Analysis of Results of Operations and Financial Condition—Introduction—Major Business Disruption and Resulting Going Concern Uncertainty" where we now additionally disclose that the fire department inspectors have concluded the cause of the fire as indeterminable and that the destroyed premises were merely rented by us on a month-to-month basis. Although we do not believe that disclosure affirmatively representing the absence of any related material loss contingencies or liabilities is appropriate or required, we supplementally represent to you that we did not incur any such material contingencies or liabilities as a result of the fire.

        19.   We supplementally advise you that we previously denoted our revenue recognition policy as "critical" only to accentuate that it is cash-basis, versus accrual-basis. However, by its very nature, cash-basis revenue recognition entails no estimates or assumptions. Nevertheless, we continue to believe that investors need to be made aware of our conservative, cash-basis revenue recognition at an early point in the Management's Discussion and Analysis so as to promote their understanding of the more detailed discussions that follow. Therefore, we have moved the discussion of our cash basis revenue recognition policy to a newly captioned section entitled "Management's Discussion and Analysis of Results of Operations and Financial Condition—Introduction—Our Cash Basis Revenue Recognition Policy." Please note that we have also revised and expanded such disclosure in connection with our response to Comment No. 45 below.

        We also direct you to our revised disclosures entitled "Management's Discussion and Analysis of Results of Operations and Financial Condition—Introduction—Our Critical Accounting Policy" where we have expanded our previous disclosures to more fully elaborate upon the estimates and assumptions inherent in our application of SFAS 109 "Accounting for Income Taxes," particularly with respect to the recognition/non-recognition of deferred tax assets.

        20.   We have added disclosures under our annual and interim revenue discussions quantifying our active client engagements as of various dates as well as of the most recent practicable date.

        21.   We direct you to our expanded disclosures under "Management's Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations" where we have added disclosures under each expense category sub-heading quantifying our related employees immediately prior to the September 23, 2003 and as of each subsequent fiscal quarter end through December 31, 2004.

        We also supplementally represent to you that, other than our engagement of an independent contractor to assist us with the restoration of our systems and data network, the recreation, verification and updating of corporate and client files, and the establishing of off-site redundancies, we did not employ any temporary labor during the post-fire recovery period. We direct you to our "Management's Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations—General and Administrative Expenses—Fiscal Year Ended June 30, 2004 vs. Fiscal Year Ended June 30, 2003" discussion where we disclose our engagement of the aforementioned independent contractor as a contributor to the increase in our general and administrative expenses for the fiscal year ended June 30, 2004.

        22.   We respectfully note that our existing discussion of selling and marketing expenses begins with disclosure explaining the traditional composition of these expenses and then proceeds to explain, as required and as is customary in variance analysis, the fiscal 2004 increase as compared to fiscal 2003 as a base year. As such, we do not understand your request for what would be an unorthodox and inverse comparison of fiscal 2003 to fiscal 2004. We supplementally represent to you that the fiscal 2003 selling and marketing expenses did not include any material costs over and beyond the customary composition described.

        23.   We have submitted the requested exhibits as Exhibits 10.6, 10.7, 10.8 and 10.9.

        24.   We direct you to our updated disclosures entitled "Management's Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations—Interest Income (Expense), net—All Reported Periods" and "Note 13—Subsequent Event" where we disclose that ISI repaid all principal and accrued interest balances in full as of February 2, 2005. Given such repayment in full, our continuing disclosure that the previous loan program was discontinued as of December 31, 2003, and the fact that we have no business relationships with ISI (merely common management via Stephen G. Luke), we respectfully submit that disclosure as to the nature of ISI's business would not be pertinent or meaningful to our investors.

        25.   We direct you to our revised "Management's Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Overview" where we have clarified that our current monthly rent is $7,693 and that such rent will increase annually by five percent, provided a schedule of our related minimum lease payment obligations by fiscal year for the duration of the lease term, and disclosed that we are additionally obligated to pay, over and beyond the rent, certain variable ancillary costs (e.g., parking, common area maintenance and property taxes) that have approximated, and are currently expected to continue to approximate, $12,000 per fiscal year.

        26.   We have updated our MD&A to include all recent financing agreements entered into. In addition, we have included a discussion of the finder's fee arrangement filing said agreement as an exhibit with this filing.

        27.   We have expanded the "Summary—History" section to identify promoters, dates and places of incorporation, etc.

        28.   We have expanded the "Summary—History" section to discuss NBA's bankruptcy proceedings.

        29.   We have expanded the "Current Operations" section to discuss the qualifications of our management and/or employees as debt resolution specialists.

        30.   We supplementally advise you that we do not practice law or have any employee authorized to practice law. We currently have on staff, a paralegal that assists clients with legal action notices simply providing a reminder service for court dates and any potential negotiation of creditor judgments. We refer our client's to enroll the services of a licensed attorney for any and all matters pertaining to the law. We further submit, the referenced caption from our website has been removed.

        31.   We have added a final paragraph under "Business—Current Operations" in which we indicate that we hold no intellectual property rights and have not spent funds on research and development in the last two fiscal years. We have also added a new section entitled Government Regulation which discusses certain state filing requirements for debt resolution companies. We believe these disclosures are fully responsive to Item 101(b)(1), (2), (3), (6), (7), (8), (9) and (10) of Regulation S-B.

        32.   We have revised the principal stockholders table to include the addresses of non-officers and directors.

        33.   We have indicated in the lead in to the table that William Luke is the father of Stephen Luke.

        34.   Pursuit Venture Group, a limited liability company, is not a 5% or greater stockholder because it distributed its shares to its limited liability company members. Please see Item 26(ii) for a discussion of the distribution.

        35.   We have revised this section regarding the $2.00 stock price for the offering in accordance with the Staff's comment number 1, above.

        36.   We have removed the two references to "pledgees, donees, etc." under "Selling Stockholders."

        37.   We have indicated in the third full paragraph under "Selling Stockholders" that none of the selling stockholders are broker/dealers or affiliates of broker/dealers.

        38.   We have disclosed under "Related Party and other Material Transactions" all material transactions or relationships that the Company's securityholders have had with it over the past three years.

        39.   We have disclosed the estimated amount of expenses of the offering in the last paragraph under "Selling Stockholders."

        40.   We do not have any promoters other than our officers and directors.

        41.   We have disclosed in the second paragraph under "Business—History" that the 1,000,028 shares of our common stock which we issued was issued pursuant to the approval of the U.S. Bankruptcy Court in connection with its confirmation of a Plan of Reorganization which involved the issuance by us of 1,000,028 shares to creditors and equity securityholders. These shares are free trading securities pursuant to the provisions of the U.S. Bankruptcy Code.

        42.   We supplementally direct you to our updated and revised disclosures in "Management's Discussion and Analysis of Results of Operations and Financial Condition—Introduction—Organizational History and Nature of Business" and "Note 1—Organizational History and Nature of Business" where we disclose the following, including the July 28, 2004 consummation of the referenced share issuance:

        "In March 2004, NB Acquisitions, Inc. ("NBA"), a privately-held, non-operating shell company with no assets or liabilities, previously organized and incorporated on September 21, 2001 under the laws of the State of Nevada, entered into a share exchange agreement (the "Agreement") with National Interest Solutions, Inc. ("NIS"), a privately-held operating company previously organized and incorporated on October 24, 2001 under the laws of the State of Arizona. For legal purposes, the Agreement constituted an acquisition by NBA of NIS as NBA acquired all of the then outstanding shares of NIS's common stock. Shortly thereafter, in April 2004, NBA changed its legal name to Nationwide Financial Solutions, Inc. ("NFS").

        For accounting purposes, the preceding Agreement did not constitute a business combination given that NBA was merely a shell company with no economic substance. Instead, the Agreement merely constituted a recapitalization of NIS whereby NIS would grant NBA a minority ownership interest in exchange for it gaining access to NBA's assembled shareholder base, thereby potentially facilitating any prospective capital raising efforts. Accordingly, the accompanying financial statements solely reflect the historical operations and related financial results of NIS. The July 1, 2002 beginning balances within the accompanying statements of changes in stockholders' equity (deficit) are a composite of the then legal capital structure of NBA, being the legal successor, and the then accumulated deficit of NIS, being the accounting successor. Such statements subsequently reflect the July 28, 2004 issuance by NBA of 8,253,400 shares of its common stock to the former shareholders of NIS as per the Agreement. Immediately thereafter, the former shareholders of NIS and NBA owned 89.2% and 10.8%, respectively, of the then issued and outstanding common shares of the legally merged entity."

        43.   Although we do not believe that disclosure affirmatively representing the absence of post-termination benefits is appropriate or required, we supplementally represent to you that we did not provide any post-termination benefits to those employees that were dismissed as a result of the fire. We also direct you to our expanded disclosures entitled "Management's Discussion and Analysis of Results of Operations and Financial Condition—Introduction—Major Business Disruption and Resulting Going Concern Uncertainty" and "Note 11—Commitments—Operating Lease—Shalimar (related party)" where we now clarify that the fire-destroyed facilities were previously rented by us on a month-to-month basis. In Note 11, we further disclose that all future rent obligations ceased concurrent with the fire.

        44.   We have included in our updated financial statements a statement of changes in stockholders' equity (deficit). We supplementally advise you for the record that we previously had limited our presentation to the inclusion of a roll-forward of our retained earnings (accumulated deficit) balances at the base of our statements of operations, and excluded an all-encompassing statement of changes in stockholders' equity (deficit), as there had not been any share issuances during the two fiscal years ended June 30, 2004.

        45.   We direct you to our significantly expanded "Business" disclosures that now describe in greater detail our debt resolution program and related program fees and to our revised and expanded "Management's Discussion and Analysis of Results of Operations and Financial Condition—Introduction—Our Cash Basis Revenue Recognition" and "Note 3—Significant Accounting Policies—Revenue Recognition" disclosures which we believe further clarify and support the appropriateness of our revenue recognition. From such disclosures, we believe that you will now more clearly see that our revenue recognition policy is appropriately conservative given that our clients consist of individuals with significant consumer debt that are experiencing financial difficulties, thereby making the collection of any "accrual-based" receivable highly doubtful. Accordingly, in our financial statements, we have recognized each set-up fee and settlement fee, which are considered to be earned only upon the completion of all related client services and the absence of any further client service obligations, on a cash basis upon the subsequent receipt of related client cash payments. Additionally, in those circumstances where we either request or receive a payment in advance of our completion of all related client services, such remittance is reflected as unearned income on our balance sheet until all related services are completed in their entirety. Lastly, we refer you also to our related response to Comment 19 above.

        46.   We supplementally advise you that both the Company's management as well as its independent auditors determined at the issuance date of each convertible note that the fixed conversion price equaled or exceeded the then fair value of the Company's common stock, i.e., out-of-the money. As such, both the Company's management and its independent auditors have deemed EITF Consensuses 98-5 and 00-27 not to be applicable.

        47.   We supplementally direct you to our revised Note 9—Stockholders' Equity (Deficit)—Common Stock Purchase Warrants where we have now correctly stated that the Company has an aggregate of 436,698 outstanding warrants (i.e., six warrant classes times 72,783 outstanding warrants in each class). Such disclosures now reconcile with our disclosures under "Description of Common Stock—Warrants." With respect to the second part of your comment, we are unclear as the disclosure requirements of paragraphs 45-48 of SFAS 123, as amended by SFAS 148, only pertain to stock options granted to employees, and not stock purchase warrants issued to outside parties. As such, we believe that note disclosures that you requested are not applicable.

        48.   We direct you to our added "Note 9—Stockholders' Equity (Deficit)—2004 Stock Option Plan" disclosures. Please note that we conclude these added note disclosures with an affirmative representation that we have not granted any stock options to date, thus making the disclosures of paragraphs 45-48 of SFAS 123, as amended by SFAS 148, not yet applicable.

        49.   We have updated our MD&A to reflect that we have no federal net operating loss carryforwards as of June 30, 2004. In addition, we have also included the state operating loss carryforward of $259,483 that will expire in 2009.

        50.   We have updated the prospectus pursuant to the provisions of Item 310(g) of Regulation S-B.

        51.   We have provided a currently dated consent of the independent public accountants in connection with Amendment No. 1.

        52.   We have disclosed in Item 26(ii) the facts surrounding our reliance upon the issuance of securities pursuant to the provisions of Section 4(2) of the 1933 Act to Pursuit Venture Group, LLC.

        53.   We have re-filed exhibits No. 10.01 and 10.03 to show conformed signatures thereon.

        54.   We have filed an amendment to our Articles and Bylaws.

        55.   We have revised the legality opinion pursuant to the Staff's comment.

        56.   The reference to "public stockholders" relates to those individuals who received free trading shares issued them pursuant to the order of the Bankruptcy Court as fully described in the second paragraph under "Business—History" and our response to comment 41 above. Failure to register the subject 750,000 shares with the Commission within 45 days of the closing date of the Share Exchange Agreement does not create any contingencies for any liabilities to us.

        57.   We have provided the full undertaking required by Item 512(a)(1)(ii).

        Should you have any questions or comments regarding the above, please do not hesitate to get in touch with us.

Very truly yours,
/s/ GARY A. AGRON
Gary A. Agron

gaa/wcl
Enclosure

cc:
Darren Dierich, CFO
Nationwide Financial Solutions, Inc.